

Nature and Science
Integrated
to Improve
Human Health

The Quigley Corporation

2004

Annual Report

Quigley

The Quigley Corporation (NASDAQ: QGLY) is a Natural Health Medical Science Company that manufactures and markets over-the-counter consumer cold remedy brands; health and wellness supplements through its Darius International Inc. subsidiary; and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.[1]

The Company's approach to product development and marketing is to integrate nature and science to improve human health.

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies. Darius International is a direct selling subsidiary featuring natural health and wellness products sold through a global network of independent representatives. Quigley Pharma is a subsidiary involved in the research of various naturally derived patented compounds with the goal of developing them into ethical pharmaceutical drugs. Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

Table of Contents

Quigley
THE QUIGLEY CORPORATION

1. See "Certain Risk Factors" on page 20





Letter to Stockholders

BUILDING ON THE FOUNDATION...

To Our Stockholders:

The past year has been an exciting and rewarding year for The Quigley Corporation. We have continued our work, begun in 2000, to change the company into the full-service pharmaceutical and natural health entity we eventually plan to become, building on the foundation laid over the past four years.

This year, I am pleased to note that Quigley Pharma received two additional patents for its naturally derived compounds, bringing the total number of patents to five. The completion of several pre-clinical studies this year, and our meetings with the US Food and Drug Administration may help us to make significant progress in 2005 in bringing our compounds to market.

Our core business, COLD-EEZE® continues to meet and exceed our expectations, with 2004 net recorded sales of $22.8 million, an 11.5 percent increase over 2003. The introduction of a new green tea with honey flavored lozenge, a redesigned bubblegum product and intensified marketing efforts were all factors in the brand's success.

I am also pleased to report the purchase of the assets of JoEl, Inc., completed in October. JoEl, Inc. has been the exclusive manufacturer of our COLD-EEZE® product line since its launch in 1995. The purchase protects the COLD-EEZE proprietary formula, provides new opportunities for growth into additional over-the-counter, natural cold products and provides capacity for the Company to offer contract manufacturing to other companies.

transformation

We have continued the transformation of the company... into the full-service pharmaceutical and natural health entity we eventually plan to become...

In conclusion, 2004 saw continued progress in our efforts to become a diversified pharmaceutical company, with consumer, ethical and wellness focuses. We look forward to bringing new products to market in 2005, and to continuing our strong financial growth and position.

Thank you for your ongoing support.

Guy J. Quigley
President, Chairman & Chief Executive Officer



Pictured seated left to right:

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Pictured standing left to right:

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

Rounsevelle W. Schaum
Director,
Chairman of

Terrence O. Tormey
Director,
President of

Jacqueline F. Lewis
Director


poised
Plants are arguably poised for a comeback as sources of human health products.*

Quigley Pharma Inc.

A New Paradigm in Pharmaceutical Exploration



The use of plants in health and healing dates back thousands of years in every culture on the planet. Even today, some of our most important pharmaceuticals are plant-based, including the cancer drug taxol (from the Pacific yew tree), the narcotics codeine and morphine (from poppies), and the antihypertensive/antipsychotic reserpine (from the Indian plant, *Rauwolfia serpentina L.*).



Nonetheless, most of the ethical pharmaceuticals compounds discovered and marketed in the 20th and 21st centuries have been synthetic molecules. Although some may be developed as natural product templates, these medicines are created in laboratories and patented as unique. Today, the pharmaceutical paradigm is to use combinational high-throughput modeling to find unique, blockbuster compounds.



Yet more than a decade after adopting this model, traditional pharmaceutical pipelines are sparse; nearly every major pharmaceutical company has had to recall at least one major drug or add special warnings to its labeling; and confidence in the industry is at an all-time low.

At Quigley Pharma, however, we have turned the traditional pharmaceutical paradigm upside down. With five patents and nine naturally-derived compounds in pre-clinical trials, our pipeline is healthy. Just four years after its founding, Quigley Pharma is proving itself a scientifically sound, productive ethical pharmaceutical company.

That's because at Quigley Pharma we believe the future of ethical pharmaceuticals relies on binding the unique healing properties of natural-based compounds with state-of-the-art technology and clinical science to create new drugs that address unmet needs in human disease.

* Excerpted from: Plants and Human Health in the Twenty-First Century in *Trends in Biotechnology*, December 20, 2002.

Quigley Pharma 2004 Activity

2004 was an exciting year for Quigley Pharma. Key milestones include:

Diabetic Neuropathy (QR-333)

The World Health Organization estimates that more than 171 million people have diabetes worldwide, a figure that is expected to rise to 366 million by 2030. One major complication of diabetes is diabetic neuropathy, a painful nerve disorder that affects at least half of those who have had diabetes for 25 years or more.[1] A market research report released in 2004 estimated the world-wide market for peripheral neuropathy (which includes diabetic neuropathy) treatments would reach $1 billion by 2012,[2] yet to date, few treatments exist for this painful and debilitating condition.



Under the leadership of Dr. Richard Rosenbloom, MD, Ph.D., Quigley Pharma's Chief Operating Officer, the Company will be pursuing its main interest, which is medical discovery.

Quigley Pharma seeks to change the status quo when it comes to treatment of this devastating condition. We remained on the forefront of diabetic neuropathy treatments in 2004 with our topical therapy, QR-333. In March, investigators presented results of a significant clinical trial on the compound at the Diabetes 2004 Conference in Nice, France. That proof-of-concept study found that 67 percent of those receiving QR-333 reported symptom improvement. Additionally, many also reported significant improvements in quality of life measures. In December, Quigley filed a pre-Investigational New Drug (IND) submission to the US Food and Drug Administration and began dermal toxicity studies.

Our plan is to begin a Phase IIb study in humans sometime in 2005.

1 Bailes BK. Diabetes mellitus and its chronic complications. AORN J. 2002 Aug; 76(2): 266-76, 278-82; quiz 283-6. Review.

2 Peripheral Neuropathy Market Approaches US $1B by 2012 (press release). EP Publications: San Francisco, April 7, 2004.

Systemic Radiation (QR-336)

QR-336 is being investigated to potentially reduce the effects of radiation exposure on humans, which could include cancer patients undergoing radiation therapy, nuclear terrorism (i.e., a dirty bomb), the nuclear industry, healthcare professionals and astronauts. Earlier pre-clinical studies confirmed that QR-336 has strong antioxidant, antiproliferative and myeloprotective properties.

In April 2004, we received encouraging results from a non-GLP (Good Laboratory Practice) animal study. Those results showed that an injection of QR-336 protected against the effects of a lethal, whole body ionizing radiation dose in mice.


200 ml

This study provided the impetus for a pre-IND meeting with the FDA's Division of Medical Imaging and Radiopharmaceutical Drug Products in October. As a result of that meeting, Quigley planned additional pre-clinical laboratory work to be followed by a GLP-controlled mouse study in 2005.

Broad Spectrum Antiviral (QR-435)

This compound is being investigated for its ability to inhibit the growth of influenza virus as well as treat viral infections. Currently formulated as a nasal spray, it has shown significant success in earlier animal studies and, at the end of 2004, was in the final stages of two animal studies: a dose-ranging study and an animal model influenza study in ferrets. This latter study showed that QR-435 was more effective in reducing fever and the severity of illness than a leading prescription drug. An earlier study found QR-435 to be 100 percent effective in preventing non-infected ferrets in close proximity to an infected ferret from becoming infected with the influenza A virus.

These studies were in preparation for a human proof-of-concept study anticipated to begin in mid-2005.

Additionally, an earlier, independent, in-vitro study found QR-435 demonstrated significant activity against the Urbani strain of the Severe Acute Respiratory Syndrome (SARS) virus.

Arthritis (QR-440)

Arthritis is one of the nation's most prevalent chronic health problems and a leading cause of disability among Americans, according to the Arthritis Foundation. In 2004, one of the most common classes of drugs used to treat arthritis, the Cox-2 inhibitors, came under a cloud for their possible role in cardiovascular disease. As numerous investigators search for alternatives, Quigley received a patent in 2004 for QR-440 — our naturally derived compound for the treatment of arthritis and other inflammatory disorders. We plan to begin pre-clinical testing of this compound in 2005.

natural

I think people in today's society are looking for natural, effective, safe medications.

—Joe Casey, Vice-President, Sales and Marketing







Pharmacy Times named COLD-EEZE®
its #1 Pharmacist-Recommended Zinc Cold Remedy
in 2004 for the seventh year in a row.



COLD-EEZE Sales Continue Steady Climb

The COLD-EEZE product line continued the rejuvenation begun in 2003, with net recorded sales of $22.8 million, an 11.5 percent increase over 2003 and a nearly 60.8 percent increase over the past two years. The strong financial news confirms that the foundation laid three years ago with new packaging and focused marketing continues to reinvigorate the brand and attract new customers.

The brand itself grew in 2004, with the reengineering and reintroduction of our bubble gum delivery system. We also replaced the COLD-EEZE cinnamon stick gum with a more popular spearmint flavor. These products make it easier for customers with active lifestyles to use COLD-EEZE products, providing a good alternative to lozenges.

Marketing efforts in 2004 included direct mailings to nurse practitioners, family physicians, physician assistants and pharmacists educating them on the clinically proven benefits of COLD-EEZE, an approach designed to further solidify the brand's juxtaposition of natural products and scientifically sound evidence. Additionally, COLD-EEZE returned to print marketing in major national consumer magazines for the first time in several years.


$25
$20
$15
$10
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$0
2002
2003
2004
ANNUAL SALES
IN MILLIONS

Manufacturing Facilities Purchased

In October 2004, the Quigley Corporation acquired the assets of JoEl, Inc., the long-term contract manufacturer of COLD-EEZE lozenges. That decision strategically protects our source of manufacture and trade secrets, and provides us with an opportunity to use our significant sales and marketing infrastructure to enhance the contribution of this new division.

Quigley Manufacturing Inc. will continue to remain a major manufacturer of pharmaceutical lozenges, private label lozenges and branded hard candy products.

Table of Contents

OVERVIEW

The Quigley Corporation, (the "Company"), headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of health and homeopathic products.

The Company's business interests comprise four segments, namely cold-remedy, health and wellness, contract manufacturing and ethical pharmaceutical.

The COLD-EEZE® product continues to be the primary product of the cold-remedy segment and is available in lozenge, gum and sugar-free tablet form. The KIDZ-EEZE™ Sore Throat product was launched during the third quarter of 2003 in preparation for the cold season. A nasal spray product launched at the same time has since been discontinued due to the product's failure to meet either the Company's sales expectations or its return on investment projections. The efficacy of the COLD-EEZE product was established following the publication of the second double blind study in July 1996. A 2002 study also found that the use of COLD-EEZE to treat a cold statistically reduced the use of antibiotics for respiratory illnesses by 92% when COLD-EEZE is administered as a first line treatment approach to the common cold. In May 2003, the Company announced the findings of a prospective study, conducted at the Heritage School facility in Provo, Utah, in which 178 children ages 12 to 18 years were given COLD-EEZE lozenges both symptomatically and prophylactically from October 5, 2001 to May 30, 2002. The study found a 54% reduction in the most frequently observed cold duration. Those subjects not receiving treatment most frequently experienced symptom duration at 11 days compared with 5 days when COLD-EEZE lozenges were administered, a reduction of 6 days.

In October 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the contract manufacturer of the COLD-EEZE lozenge since its inception. This is now the contract manufacturing business segment, Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company. In addition to manufacturing the lozenge form of the COLD-EEZE product, this subsidiary will continue to warehouse and ship all products related to the cold remedy segment. QMI also manufactures a variety of hard candies including organic and seasonal candy products under its own brand names along with other such products in the capacity of contract manufacturing for third party customers. QMI is an FDA approved facility. The acquisition was executed to ensure that the integrity and formulation of the COLD-EEZE products remained under the control of the Company and the assurances of a continued supply of COLD-EEZE to the marketplace. The asset acquisition was financed by way of internal working capital, approximating $1,200,000, the issuance of stock of the Company, in the value of approximately $1,000,000, and a bank loan of $3,000,000.

COLD-EEZE is distributed through numerous independent, chain drug, food and discount stores throughout the United States. Net sales of the cold-remedy segment increased 11.5% in 2004 over the prior year, resulting in net sales in 2004 of $22,834,249 compared to $20,474,969 in 2003. The increase in sales may be attributable to expanded media advertising and continued product support at retail level through broad co-operative advertising programs and also promotion events beneficial to the consumer. Additionally, the cold remedy segment may have benefited from the media attention afforded to the scarcity of flu vaccine and the resulting media attention. Net sales in 2004 of this segment were negatively impacted by approximately $680,000 as a result of the discontinuation of the nasal spray product in September 2004, and cost of sales were increased by approximately $672,000 due to obsolete product and materials, together combining to a reduction to gross margin of approximately $1,400,000 due to this discontinuation.

The Company continues to use the resources of independent national and international brokers to represent the Company's COLD-EEZE products, which provides cost efficiencies that benefit the Company.

During 2004, the Company continued the process of the registration of the COLD-EEZE® products in the United Kingdom as a pharmacy drug and incurred approximately $431,000 in related expenses.

Darius, through Innerlight Inc., is a direct selling company specializing in the development and distribution of proprietary health and wellness products primarily within the United States, with the commencement of international business activity during the second quarter of 2003. Net sales of the health and wellness segment in 2004 were $20,361,391 a decrease of $662,803 or 3.2% over the 2003 net sales of $21,024,194. While net sales within the United States slowed in 2004 compared to 2003, international sales increased by 135%. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products.

The establishment of an ethical pharmaceutical subsidiary, Pharma, may enable the Company to diversify into the prescription drug market and ensure safe and effective distribution of these important potential new products currently under development. At this time, the Company has been assigned five patents following the filing of patent applications with the Patent Office of the Unites States Commerce Department and has filed one patent application within the European Community. Clinical study costs associated with Pharma projects in 2004 were approximately $3,100,000 related to development work being undertaken by Pharma, an increase of approximately $201,000 over the prior year as a result of increased study activity in various areas of interest.

With the exception of the COLD-EEZE lozenge product and the products manufactured by QMI under its own brand of hard, organic and seasonal candy, the manufacturing of all of the Company's remaining products is carried out by outside sources.

Operating expenses during 2004 increased over those of 2003 largely due to increased media advertising focused on the initial stages of the cold season.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities in order to continue to compete on a national and international level. The formation of QMI, following the acquisition of certain assets and assuming certain liabilities of JoEl, Inc., serves to protect the future availability and integrity of the COLD-EEZE product and also makes available to the Company the operations of an FDA approved facility for any future product development and manufacture.

In December 2002, the Board of Directors of the Company approved a plan to sell CPNP, which was originally acquired in July 2000. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast. In exchange for its 60% equity interest in CPNP, the Company received 750,000 shares of Suncoast's common stock and 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bear interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. Following the purchase by Suncoast of the Company's 60% equity interest in CPNP, the Company owned 19.5% of Suncoast's issued and outstanding capital stock valued at $79,365, which investment is accounted for on the cost basis method, representing the Company's share of the fair value of Suncoast at the time the transaction was recorded. In September 2004, the Company declared a dividend-in-kind of an aggregate of 499,282 shares of Suncoast's common stock to its stockholders and accordingly the investment value has been reduced to $26,455 at December 31, 2004. Following the stock dividend, the Company's holding in Suncoast is approximately 5%.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB or the "Board") issued ***FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R)***, to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that Scandasystems, a related party (see Notes 4 and 16), qualifies as a variable interest entity and was initially consolidated beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant.

On December 16, 2004, the FASB issued ***Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R))***, which replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123(R) requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize the cost in the financial statements beginning with the first interim or annual reporting period that begins after June 15, 2005. The pro forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt Statement 123(R) beginning July 1, 2005. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying Statement 123(R), if any, will be recognized as of the date of adoption.

The Company is required to apply Statement 123(R) using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the date of adoption for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for pro forma disclosures. For periods before the date of adoption, the Company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company is currently evaluating the impact of the statement, but does not plan to retrospectively apply this statement.

In November 2004, the FASB issued ***SFAS No. 151, "Inventory Costs"*** ("SFAS 151"). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Inventory Pricing" to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES

As previously described, the Company is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public and is also involved in the research and development of potential prescription products. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and sales incentives particularly co-operative advertising; the classification of royalties and commissions; the classification of advertising expenses; and the fact that all research and development costs are expensed as incurred. Note 1, Organization and Business, describes the Company's other significant accounting policies.

Revenue Recognition

Cold-remedy sales are recognized at the time ownership and risk of loss is transferred to the customer, which is primarily the time the shipment is received by the customer. In the case of the health and wellness segment sales and third party sales from the contract manufacturing segment, sales are recognized at the time goods are shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience. The 2004 results include a returns provision of approximately $626,000 in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004.

Royalties and Commissions

The Company includes royalties and founders' commissions incurred as cost of sales for the Cold Remedy segment and in administration expenses for the Health and Wellness segment based on agreement terms. The Health and Wellness segment expense relates to the Company's agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements with such expense being expensed as incurred. Commission expense related to independent brokers associated with the cold remedy and contract manufacturing segments is included in administration expenses. Independent representative commissions incurred by the Health and Wellness segment are included in cost of sales.

Advertising

Advertising costs are expensed within the period in which they are utilized. Advertising expense is made up of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as a deduction from sales; and bonus product, which is accounted for as part of cost of sales. The level of advertising expense to be incurred is determined each period to coincide with management's sales and marketing strategies. Advertising costs incurred for the years ended December 31, 2004, 2003 and 2002 were $6,584,600, $5,483,465 and $4,794,955, respectively. This expense item increased in 2004 due to management's decision to advertise during the initial stages of the 2004/2005 cold season in contrast to the prior year. Included in prepaid expenses and other current assets were $41,375 and $68,000 at December 31, 2004 and December 31, 2003, respectively, related to prepaid advertising expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2004, 2003 and 2002 were $3,232,569, $3,365,698, $2,663,291, respectively. The primary reason for the decrease in expenditure in 2004 was reduced COLD-EEZE® related costs accompanied by a partial offset as a result of increased Pharma costs. Pharma is currently involved in research activity following patent applications that the Company has acquired. Research and development costs, relating to potential products, are expected to increase significantly over time as product research and testing continues.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2004 compared with same period 2003

Revenues from continuing operations for 2004 were $43,947,995 compared to $41,499,163 for 2003, reflecting an increase of 5.9% in 2004. Revenues, by segment, for 2004 were cold-remedy, $22,834,249; health and wellness, $20,361,391; and contract manufacturing, $752,355, as compared to 2003 when the revenues for each respective segment were $20,474,969, $21,024,194 and zero. The contract manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. The 2004 revenues for the cold-remedy segment were negatively affected by the discontinuation of the nasal spray product, reducing the 2004 revenues by approximately $680,000 as a result of actual and anticipated product returns. Notwithstanding the discontinuation of the nasal spray product, the cold-remedy segment reported increased revenues which may be attributable to strategic media advertising during the early part of the cold season, strong trade and consumer product promotions, and media attention during the fourth quarter of 2004 following the reported scarcity of flu vaccine products. The health and wellness segment reported reduced revenues in 2004 of $662,803 over the prior year. This segment experienced a reduction in domestic sales which were offset by increased sales to international markets of 135%.

Cost of sales from continuing operations for 2004 as a percentage of net sales was 53.6%, compared to 51.8% for 2003. The cost of sales percentage for the cold-remedy segment increased in 2004 by 4.7% primarily due to the impact of the discontinuation of the nasal spray product. The discontinuation negatively impacted net sales by approximately $680,000 and resulted in an additional expense to cost of sales of approximately $672,000 due to obsolete product and materials. Remaining variations between the years is largely the result of product mix. The cost of sales percentage for the health and wellness segment increased in 2004 by 1.2% largely attributable to a charge of approximately $200,000 related to a reserve for expected obsolete inventory.

Selling, marketing and administrative expenses from continuing operations for 2004 were $16,960,313 compared to $16,010,164 in 2003. The increase in 2004 was primarily due to increased media advertising of $892,771, largely related to the commencement of COLD-EEZE advertising activity earlier in the 2004/2005 cold season compared to prior year. Selling, marketing and administrative expenses, by segment, in 2004 were cold remedy $11,068,726, health and wellness $5,098,834, Pharma $492,562 and contract manufacturing $300,191, as compared to 2003 when these expenses for each respective segment were $10,061,349, $5,396,696, $552,119 and zero.

Research and development costs from continuing operations in 2004 and 2003 were $3,232,569 and $3,365,698, respectively. Principally, the decrease in research and development expenditure was the result of decreased cold-remedy related product testing costs in 2004 compared to the prior year, which were offset by increased Pharma study costs of approximately $261,000.

During 2004, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $12,900,314 (64%) of the total operating expenses of $20,192,882, an increase of 13.9% over the 2003 amount of $11,328,608, largely the result of increased media advertising and payroll costs in 2004.

Revenues of CPNP (discontinued operations) for the twelve months periods ended December 31, 2004 and 2003 were zero and $59,824, respectively, and net losses for the same periods were zero and $54,349. The results of CPNP are presented as discontinued operations in the Statements of Operations.

Total assets of the Company at December 31, 2004 and 2003 were $31,529,756 and $26,269,759, respectively. Working capital decreased by $404,444 to $17,852,910 at December 31, 2004. The primary influences on working capital during 2004 were: the increase in cash balances, decreased account receivable balances due to attentive collections management, reductions in inventory on hand as a result of increased revenues and management control; increased liabilities due to current portion of long term debt of $428,571 related to the acquisition of certain assets (primarily property, plant and equipment), and assumption of certain liabilities of the former contract manufacturer, JoEl, Inc., now Quigley Manufacturing Inc. ("QMI"), along with the inclusion of assets and liabilities relating to QMI at December 31, 2004, and the increase in advertising payable balances due to increased advertising activity in the latter part of 2004.

Twelve months ended December 31, 2003 compared with same period 2002

Revenues from continuing operations for 2003 were $41,499,163 compared to $29,420,646 for 2002, an increase of 41% in 2003. Revenues for 2003 comprised $20,474,969 relating to the cold-remedy segment, primarily the COLD-EEZE® product, and $21,024,194 from the health and wellness segment, compared to 2002 revenues of $14,199,833 and $15,220,813, by each respective segment. The 2002 cold-remedy revenues included an amount of $148,866 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. The 2003 increase in the revenues of the cold-remedy segment may have been attributable to management's strategy in supporting the COLD-EEZE product in the marketplace by way of media advertising and ongoing co-operative advertising initiatives with the Company's customer base. The segment may also have been influenced by media attention to the possibility of increased cold and influenza incidences during the 2003/2004 cold season. The health and wellness segment reported significantly increased revenues in 2003 of $5,803,380 over the prior year primarily due to the recruitment by the Company of active independent representatives along with the Company entering the international market during the second quarter of 2003.

Cost of sales from continuing operations for 2003 as a percentage of net sales was 51.8% compared to 58.8% for 2002. The cost of sales percentage for the cold-remedy segment was reduced in 2003 by 8.2% due to decreased costs of product bonus promotions and considerably reduced royalty charges attributable to the nasal and throat pop products. The 2002 amount also included charges for inventory obsolescence. The cost of sales percentage for the health and wellness segment decreased in 2003 by 5.2% largely attributable to fluctuations in the commission expense payable to the independent representatives along with charges in 2002 as a result of obsolete inventory on hand.

Selling, marketing and administrative expenses from continuing operations for 2003 were $16,010,164 compared to $14,832,935 in 2002. The increase in 2003 was primarily due to increased media advertising of $845,055 necessary to support the COLD-EEZE® product along with increased costs associated with the health and wellness segment of approximately $2,161,000 primarily related to the generation of increased revenues. The 2002 expenses included a non-cash charge of $2,100,000 for warrants granted in connection with consulting services with no comparable charge in 2003.

Research and development costs from continuing operations in 2003 and 2002 were $3,365,698 and $2,663,291, respectively. Principally, the increase of research and development in 2003 was due to increased expenses associated with the ongoing research and clinical activity of Pharma in the amount of $642,983.

During 2003, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,328,608 (58%) of the total operating expenses of $19,375,862, an increase of 2% over the 2002 amount of $11,143,588. The selling, general and administrative expenses related to Darius for 2003 and 2002 were $5,396,696 and $3,235,793, respectively.

Revenues of CPNP (discontinued operations) for the twelve months periods ended December 31, 2003 and 2002 were $59,824, and $2,040,312, respectively, and net losses for the same periods were $54,349 and $1,322,355. The results of CPNP are presented as discontinued operations in the Statements of Operations and Balance Sheets.

Total assets of the Company at December 31, 2003 and 2002 were $26,269,759 and $24,934,956, respectively. Working capital increased by $1,595,405 to $18,257,354 at December 31, 2003. The primary influences on working capital during 2003 were: the decrease in cash balances, increased account receivable balances due to increased revenues, reductions in inventory on hand as a result of increased revenues and management control; increases in both other current liabilities and accrued royalty and sales commissions due to improved sales activity in 2003.

MATERIAL COMMITMENTS AND SIGNIFICANT AGREEMENTS

Effective October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the sole manufacturer of the COLD-EEZE lozenge product. As part of the acquisition, the Company entered into a loan obligation in the amount of $3.0 million payable to PNC Bank, N.A. The loan is collateralized by mortgages on real property located in each of Lebanon, Pennsylvania and Elizabethtown, Pennsylvania and was used to finance the majority of the cash portion of the purchase price. The Company can elect interest rate options of either the Prime Rate or LIBOR plus 200 basis points. The loan is payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004, and such amounts payable are reflected in the consolidated balance sheet as current portion of long-term debt amounting to $428,571 and long term-debt amounting to $2,464,286. The Company is in compliance with all related loan covenants.

With the exception of the Company's COLD-EEZE lozenge product, the Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE® products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation and as such, no potential offset from such litigation for these fees have been recorded. A founders' commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers of the Company, who are also directors and stockholders of the Company, and whose agreements expire in 2005. The expenses for the respective periods relating to such agreements amounted to $2,058,965, $1,805,294 and $1,421,475 for the twelve months periods ended December 31, 2004, 2003 and 2002, respectively. Amounts accrued for these expenses at December 31, 2004 and December 31, 2003 were $1,129,654 and $915,109, respectively.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during 2004, 2003 and 2002 were $800,881, $880,091 and $678,454, respectively. Amounts payable under such agreement at December 31, 2004 and 2003 were $60,876 and $68,388, respectively.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to the utilization of a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a 2% royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. As the nasal spray product has now been discontinued, no further obligations are expected to materialize in relation to this agreement. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2004, 2003 and 2002 were zero, $26,613 and zero, respectively. An amount of $4,606 was returnable to the Company by the patent holder at December 31, 2004, while an amount of $1,613 relating to this agreement was accrued or payable at December 31, 2003.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2004, 2003 and 2002, of $335,226, $255,078, and $236,304, respectively. The future minimum lease obligations under these operating leases are approximately $320,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $17,852,910 and $18,257,354 at December 31, 2004 and 2003, respectively. Changes in working capital overall have been primarily due to the following items: cash balances have increased by $2,974,352; account receivable balances decreased by $1,485,904 due to effective collection practices; inventory decreased by $298,221 due to increased sales activity and the management of inventory levels; accrued advertising increased by $564,475 due to the rescheduling of media advertising in 2004 to earlier in the cold season in contrast to the prior year; and an amount in current liabilities of $428,571 relating to the current principal portion of the loan liability due to the acquisition of JoEl, Inc. effective October 1, 2004 while the assets acquired are presented in property, plant and equipment. Total cash balances at December 31, 2004 were $14,366,441 compared to $11,392,089 at December 31, 2003.

Management believes that its revised strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the health and wellness business segment, adequate manufacturing capacity, and growth in international sales, together with its current working capital, should provide an internal source of capital to fund the Company's business operations. The cold-remedy and health and wellness segments contribute current expenditure support in relation to the ethical pharmaceutical segment. In addition to anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations, along with its current cash balances, will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

Contractual Obligations

The Company's future contractual obligations and commitments at December 31, 2004 consist of the following:

	Payment Due by Period				
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations (1)	$ 2,892,857	$ 428,571	$ 857,142	$ 857,142	$ 750,002
Operating Lease Obligations	388,000	188,000	200,000	–	–
Purchase Obligations	207,000	207,000	–	–	–
Research and Development	1,100,000	1,100,000	–	–	–
Advertising	649,000	649,000	–	–	–
Total Contractual Obligations	$ 5,236,857	$ 2,572,571	$ 1,057,142	$ 857,142	$ 750,002

(1) See Note 8, "Long-Term Debt" to the Company's consolidated financial statements for additional information on long-term debt obligations.

Off-Balance Sheet Arrangements

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Impact of Inflation

The Company is subject to normal inflationary trends and anticipates that any increased costs would be passed on to its customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities. At December 31, 2004, the Company had $2.9 million of variable rate debt. If the interest rate on the debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $29,000.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's products, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

CERTAIN RISK FACTORS

The Quigley Corporation makes no representation that the United States Food and Drug Administration or any other regulatory agency will grant an Investigational New Drug or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in vitro tests do not necessarily mean the formula test compound, referenced herein, will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

Responsibility for
FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

Guy J. Quigley
Chairman of the Board
President, Chief Executive Officer
March 4, 2005

George J. Longo
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 4, 2005

Report of Independent
Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE QUIGLEY CORPORATION

We have audited the accompanying consolidated balance sheet of The Quigley Corporation and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Amper, Politziner & Mattia, P.C.

Edison, New Jersey
March 4, 2005

Report of Independent
Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE QUIGLEY CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of The Quigley Corporation and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 26, 2004

Consolidated
BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 14,366,441	$ 11,392,089
Accounts receivable (net of doubtful accounts of $311,764 and $808,812)	6,375,979	7,861,883
Inventory	3,454,682	3,752,903
Prepaid expenses and other current assets	764,359	733,597
TOTAL CURRENT ASSETS	24,961,461	23,740,472
PROPERTY, PLANT AND EQUIPMENT – net	6,473,688	2,418,159
OTHER ASSETS:		
Goodwill	30,763	30,763
Other assets	63,844	80,365
TOTAL OTHER ASSETS	94,607	111,128
TOTAL ASSETS	$ 31,529,756	$ 26,269,759
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 428,571	$ –
Accounts payable	978,401	524,136
Accrued royalties and sales commissions	1,796,081	1,594,457
Accrued advertising	1,919,011	1,354,536
Other current liabilities	1,986,487	2,009,989
TOTAL CURRENT LIABILITIES	7,108,551	5,483,118
LONG-TERM DEBT	2,464,286	–
MINORITY INTEREST	54,980	–
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000; Issued: 16,285,796 and 16,149,079 shares	8,143	8,074
Additional paid-in-capital	35,203,816	34,281,449
Retained earnings	11,878,139	11,685,277
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	21,901,939	20,786,641
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 31,529,756	$ 26,269,759

See accompanying notes to consolidated financial statements

Consolidated

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
NET SALES	$43,947,995	$41,499,163	$29,271,780
LICENSING FEES	–	–	148,866
TOTAL REVENUE	43,947,995	41,499,163	29,420,646
COST OF SALES	23,573,126	21,487,763	17,208,836
GROSS PROFIT	20,374,869	20,011,400	12,211,810
OPERATING EXPENSES:			
Sales and marketing	7,140,365	6,166,318	4,941,174
Administration	9,819,948	9,843,846	9,891,761
Research and development	3,232,569	3,365,698	2,663,291
TOTAL OPERATING EXPENSES	20,192,882	19,375,862	17,496,226
INCOME (LOSS) FROM OPERATIONS	181,987	635,538	(5,284,416)
OTHER INCOME (EXPENSE)			
Interest income	104,339	93,385	152,313
Interest expense	(32,250)	–	–
Gain on dividend-in-kind	198,786	–	–
TOTAL OTHER INCOME, NET	270,875	93,385	152,313
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	452,862	728,923	(5,132,103)
INCOME TAXES	–	–	–
INCOME (LOSS) FROM CONTINUING OPERATIONS	452,862	728,923	(5,132,103)
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	–	(54,349)	(689,122)
Loss on impairment related to investment in sun-care and skincare operations	–	–	(633,233)
NET INCOME (LOSS)	$ 452,862	$ 674,574	$(6,454,458)
Basic earnings per common share:			
Income (loss) from continuing operations	$ 0.04	$ 0.06	$ (0.47)
Loss from discontinued operations	–	–	(0.12)
Net Income (loss)	$ 0.04	$ 0.06	$ (0.59)
Diluted earnings per common share:			
Income (loss) from continuing operations	$ 0.03	$ 0.05	$ (0.47)
Loss from discontinued operations	–	–	(0.12)
Net Income (loss)	$ 0.03	$ 0.05	$ (0.59)
Weighted average common shares outstanding:			
Basic	11,541,012	11,467,087	10,893,944
Diluted	14,449,334	14,910,246	10,893,944

See accompanying notes to consolidated financial statements

Consolidated Statements of
STOCKHOLDERS' EQUITY

	Common Stock Shares	Issued Amount	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total
BALANCE DECEMBER 31, 2001	**10,675,153**	**$7,661**	**$28,915,612**	**$(25,188,159)**	**$17,465,161**	**$21,200,275**
Tax benefits from options, warrants & common stock			828,177			828,177
Tax benefit allowance			(828,177)			(828,177)
Warrants issued for service			1,125,000			1,125,000
Proceeds from options and warrants exercised	781,464	390	3,249,610			3,250,000
Net loss					(6,454,458)	(6,454,458)
BALANCE DECEMBER 31, 2002	**11,456,617**	**8,051**	**33,290,222**	**(25,188,159)**	**11,010,703**	**19,120,817**
Tax benefits from options, warrants & common stock			133,014			133,014
Tax benefit allowance			(133,014)			(133,014)
Warrants issued for service			975,000			975,000
Proceeds from options and warrants exercised	46,409	23	16,227			16,250
Net income					674,574	674,574
BALANCE DECEMBER 31, 2003	**11,503,026**	**8,074**	**34,281,449**	**(25,188,159)**	**11,685,277**	**20,786,641**
Tax benefits from options, warrants & common stock			67,675			67,675
Tax benefit allowance			(67,675)			(67,675)
Shares issued for net asset acquisition, net of registration fees	113,097	58	895,392			895,450
Proceeds from option exercises	23,620	11	26,975			26,986
Dividend-in-kind					(260,000)	(260,000)
Net income					452,862	452,862
BALANCE DECEMBER 31, 2004	**11,639,743**	**$8,143**	**$35,203,816**	**$(25,188,159)**	**$11,878,139**	**$21,901,939**

See accompanying notes to consolidated financial statements

Consolidated
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
OPERATING ACTIVITIES:			
Net income (loss)	$ 452,862	$ 674,574	$(6,454,458)
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations:			
Loss from discontinued operations	–	54,349	689,122
Loss on impairment related to discontinued operations	–	–	633,233
Depreciation and amortization	622,348	473,593	409,068
Gain on dividend-in-kind	(198,786)	–	–
Compensation satisfied with common stock warrants	–	–	2,100,000
Bad debts provision	(479,048)	71,030	18,472
(Increase) decrease in assets:			
Accounts receivable	1,982,952	(3,744,790)	(31,201)
Inventory	1,198,221	773,858	1,564,459
Prepaid expenses and other current assets	47,298	(243,480)	958,040
Other assets	(33,611)	–	–
Increase (decrease) in liabilities:			
Accounts payable	454,265	129,461	(424,130)
Accrued royalties and sales commissions	201,624	447,962	277,874
Accrued advertising	564,475	(205,041)	890,783
Other current liabilities	(134,573)	656,608	508,922
Total adjustments	4,207,165	(1,586,450)	7,594,642
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	4.660,027	(911,876)	1,140,184
INVESTING ACTIVITIES:			
Capital expenditures	(310,139)	(555,016)	(580,861)
Cost of assets acquired, net of registration fees	(4,295,380)	–	–
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(4,605,519)	(555,016)	(580,861)
FINANCING ACTIVITIES:			
Proceeds from long-term borrowing	3,000,000	–	–
Principal payments on long-term debt	(107,142)	–	–
Stock options and warrants exercised	26,986	16,250	3,250,000
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	2,919,844	16,250	3,250,000
NET CASH USED IN DISCONTINUED OPERATIONS	–	(54,349)	(596,548)
NET INCREASE (DECREASE) IN CASH	2,974,352	(1,504,991)	3,212,775
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	11,392,089	12,897,080	9,684,305
CASH & CASH EQUIVALENTS, END OF PERIOD	$14,366,441	$11,392,089	$12,897,080
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Non-cash investing and financing:			
Common stock issued for net assets acquired	$ 977,158	–	–

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Quigley Corporation (the "Company"), organized under the laws of the state of Nevada, is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public, and the research and development of potential prescription products. The Company is organized into four business segments, which are, Cold-Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. For the fiscal periods presented, the Company's revenues have come primarily from the Company's Cold-Remedy business segment and the Health and Wellness business segment.

The Company's principal cold-remedy product, COLD-EEZE®, a zinc gluconate glycine formulation (ZIGG™) is an over-the-counter consumer product used to reduce the duration and severity of the common cold. The lozenge form of the product is manufactured by Quigley Manufacturing Inc., a wholly-owned subsidiary of the Company, which was formed following the acquisition of certain assets and assuming certain liabilities of JoEl, Inc., the contract manufacturer of the lozenge product prior to October 1, 2004.

Darius was formed in January 2000 to introduce new products to the marketplace through a network of independent distributors. Darius is a direct selling organization specializing in proprietary health and wellness products. The continued success of this segment is dependent, among other things, on the Company's ability to recruit and maintain active independent representatives; to continue to make available new and innovative products and services; to continue to conform with domestic and international regulatory agencies; and to maintain and improve adequate system capabilities. The foregoing risks could result in significant reductions in revenues and profitability of the health and wellness segment.

On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company involved in the direct marketing and distribution of health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products.

In January 2001, the Company formed an Ethical Pharmaceutical Unit, Pharma, a wholly-owned subsidiary of the Company, the Ethical Pharmaceutical segment, that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. The establishment of a dedicated pharmaceutical subsidiary may enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development. The Company is at the initial stages of what may be a lengthy process to develop the patent applications into a line of naturally-derived patented prescription drugs.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). See discussion in Note 5, "Discontinued Operations."

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Effective March 31, 2004, the Company adopted FIN 46R and the financial statements include consolidated variable interest entities ("VIEs") of which the Company is the primary beneficiary (see Note 4).

On October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEL, Inc., and is accounted for by the purchase method of accounting and accordingly, the operating results are included in the Company's consolidated financial statements from the date of acquisition (see Note 3).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") method of determining cost for all inventories. Inventories included raw material, work in progress and packaging amounts of approximately $651,000 and $729,000 at December 31, 2004 and 2003, respectively, with the remainder comprising finished goods.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty to thirty-nine years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

Goodwill and Intangible Assets

Patent rights have been amortized on a straight-line basis over the period of the related licensing agreements and were fully amortized as of March 2002. Amortization cost incurred for the year ended December 31, 2002 was $21,940. There were no amortization costs for the years ended December 31, 2004 and 2003.

Goodwill is not amortized but reviewed for impairment when events and circumstances indicate the carrying amount may not be recoverable, or on an annual basis. In 2002, the Company realized an impairment loss of $296,047 relating to goodwill in CPNP, which was reflected in discontinued operations.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with five major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 27% for the year ended December 31, 2004 and 23% for the years ended December 31, 2003 and 2002. Customers comprising the five largest accounts receivable balances represented 48% and 34% of total trade receivable balances at December 31, 2004 and 2003, respectively. During 2004 and 2003, approximately 93% and 97%, respectively, of the Company's revenues were generated in the United States with the remainder being attributable to international trade.

The Company's revenues are currently generated from the sale of the COLD-EEZE® product which approximated 52% of total revenue in 2004, with the remaining 2004 revenue coming from the health and wellness segment, which approximated 46%, and the contract manufacturing segments. Should these product sources terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Raw material used in the production of the COLD-EEZE product is available from numerous sources. Currently, it is being procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply the manufacturers with the ingredients, other sources have been identified.

Darius' product for resale is sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with product, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Long-lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows, a loss is recognized in the Statement of Operations. In 2002, in addition to its goodwill impairment loss in CPNP, the Company realized an additional impairment loss of $337,186 from its investment in CPNP, which was reflected in discontinued operations. The total impairment loss of $633,233 was reflected in discontinued operations.

Revenue Recognition

Sales are recognized at the time ownership is transferred to the customer, which for the cold-remedy segment is the time the shipment is received by the customer and for both the health and wellness segment and the contract manufacturing segment, when the product is shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience. The 2004 results include a returns provision at December 31, 2004 of approximately $626,000 in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004. The discontinuation negatively impacted net sales by approximately $680,000 and resulted in an additional expense to cost of sales of approximately $672,000 due to obsolete product and materials. Total revenues for the year ended December 31, 2002 include $148,866 as a result of the settlement of the infringement suit, related to licensing fees, against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor.

Shipping and Handling

Product sales relating to Health and Wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For the cold-remedy and contract manufacturing segments, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date of the Company's public inception. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility of 49.8% for the year ended December 31, 2004, ranging between 67.9% and 120% for the year ended December 31, 2003; ranging between 108.0% and 119.2% for the year ended December 31, 2002; expected dividend yield of 0% and risk-free interest rate of 3.3% for the year ended December 31, 2004, expected dividend yield of 0% and risk-free interest rate of between 3.37% and 4.5% for the year ended December 31, 2003, expected dividend yield of 0% and risk-free interest rate ranging between 4.06% and 4.51% for the year ended December 31, 2002. The impact of applying SFAS No. 123 in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996 and additional stock options awards may be granted in future years. All options were immediately vested upon grant.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2004, 2003 and 2002 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net income (loss)			
As reported	$ 452,862	$ 674,574	$ (6,454,458)
Add: Stock-based compensation expense included in reported net income as determined under the intrinsic value method	–	–	–
Deduct: Adjustment to stock-based employee compensation expense as determined under the fair value based method	(2,230,000)	(2,026,720)	(2,072,220)
Pro forma net loss	$ (1,777,138)	$ (1,352,146)	$ (8,526,678)
Basic earnings (loss) per share			
As reported	$ 0.04	$ 0.06	$ (0.59)
Pro forma	$ (0.15)	$ (0.12)	$ (0.78)
Diluted earnings (loss) per share			
As reported	$ 0.03	$ 0.05	$ (0.59)
Pro forma	$ (0.15)	$ (0.12)	$ (0.78)

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of 500,000, 424,000, and 477,000 stock options were granted to employees and non-employees in 2004, 2003 and 2002, respectively.

Royalties and Commissions

The Company includes royalties and founders' commissions incurred relating to the Cold-Remedy segment, and commission relating to the independent representatives of the Health and Wellness segment, as part of cost of sales. An additional Health and Wellness segment cost, which is included in administration expense, relates to the Company's agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements with such expense being expensed as incurred. Commission expense related to independent brokers associated with the cold remedy and contract manufacturing segments is included in administration expenses.

Advertising

Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising costs incurred for the years ended December 31, 2004, 2003 and 2002 were $6,584,600, $5,483,465, and $4,794,955, respectively. Included in prepaid expenses and other current assets was $41,375 and $68,000 at December 31, 2004 and 2003 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2004, 2003 and 2002 were $3,232,569, $3,365,698, $2,663,291, respectively. Principally, research and development costs are related to Pharma's study activities and costs associated with COLD-EEZE®.

Income Taxes

The Company utilizes an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. See Note 14 - Income Taxes for further discussion.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. Determination of the fair value of related party payables is not practicable due to their related party nature.

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (FASB or the "Board") issued ***FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R)***, to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that Scandasystems, a related party (see Notes 4 and 16), qualifies as a variable interest entity and was initially consolidated beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant.

On December 16, 2004, the FASB issued ***Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R))***, which replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123(R) requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize the cost in the financial statements beginning with the first interim or annual reporting period that begins after June 15, 2005. The pro forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt Statement 123(R) beginning July 1, 2005. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying Statement 123(R), if any will be recognized as of the date of adoption.

The Company is required to apply Statement 123(R) using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the date of adoption for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for pro forma disclosures. For periods before the date of adoption, the Company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company is currently evaluating the impact of the statement, but does not plan to retrospectively apply this statement.

In November 2004, the FASB issued ***SFAS No. 151, "Inventory Costs"*** ("SFAS 151"). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Inventory Pricing" to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3 - ACQUISITIONS

On October 1, 2004, the Company acquired certain assets of JoEL, Inc., including inventory, land, buildings, machinery and equipment of two manufacturing facilities located in Lebanon and Elizabethtown, Pennsylvania, and assumed certain liabilities. The acquisition cost was approximately $5.2 million, which consisted of $1.2 million in cash, transaction costs of $113,671, a $3.0 million term loan (see Note 8) and the issuance of 113,097 common shares of The Quigley Corporation in the amount of $895,449, net of registration fees of $81,709.

The fair value of these long-lived assets were as of October 1, 2004, as determined by accredited independent third parties.

The fair value of the common stock issued of $8.64 per share was determined by averaging the closing price for four business days before and after the closing date of October 1, 2004, resulting in a value to the shares issued of $977,158 less registration costs of $81,709.

The fair value of assets acquired and liabilities assumed at October 1, 2004 follow:

	Allocated Excess Fair Value	Unallocated Excess Fair Value
Inventory	$ 900,000	$ 900,000
Land	386,588	528,000
Buildings and improvements	982,578	1,342,000
Machinery and equipment	2,933,089	4,006,000
Furniture and fittings	58,574	80,000
	5,260,829	6,856,000
Liabilities assumed	(70,000)	(70,000)
Excess of net fair value over purchase price	–	(1,595,171)
	$ 5,190,829	$ 5,190,829

The sum of the assets acquired and liabilities assumed exceeded the cost of the acquired assets (excess fair value over cost). This excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the long-lived acquired assets.

The acquisition was executed in order to ensure that the integrity and formulation of the COLD-EEZE® products remained under the control of the Company and the assurance of a continued supply of COLD-EEZE to the market-place. This is an FDA approved facility with available capacity for future product development and manufacture.

Pro Forma Results. The following unaudited pro forma information presents the results of operations of the Company as if the JoEl acquisition had occurred at the beginning of the periods shown. The pro forma information, however, is not necessarily indicative of the results of operations assuming the JoEl acquisition had occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Year Ended	
	December 31, 2004 (Unaudited)	December 31, 2003 (Unaudited)
As Reported		
Total Revenue	$ 43,947,995	$ 41,499,163
Income from continuing operations	452,862	728,923
Income from continuing operations – basic earnings per common share	$ 0.04	$ 0.06
Pro Forma		
Total Revenue	$ 45,784,627	$ 44,987,013
(Loss)/income from continuing operations	(88,368)	934,452
(Loss)/income from continuing operations – basic (loss)/earnings per common share	$ (0.01)	$ 0.08

NOTE 4 - VARIABLE INTEREST ENTITY

In December 2003, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities ("VIE")* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004.

Effective March 31, 2004, the Company adopted FIN 46R for VIEs formed prior to February 1, 2003. The Company has determined that Scandasystems, a related party, qualifies as a variable interest entity and the Company has consolidated Scandasystems beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant. As a result of consolidating the VIE of which the Company is the primary beneficiary, the Company recognized a minority interest of approximately $54,980 on the Consolidated Balance Sheet at December 31, 2004 which represents the difference between the assets and the liabilities recorded upon the consolidation of the VIE.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company's general assets. Rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Reflected on the Company's December 31, 2004 Consolidated Balance Sheet are $96,051 of VIE assets, representing all of the assets of the VIE. The VIE assists the Company in acquiring licenses and research and development activities in certain countries.

NOTE 5 - DISCONTINUED OPERATIONS

In December 2002, the Board of Directors of the Company approved a plan to sell CPNP, which was originally acquired in July 2000. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast. In exchange for its 60% equity interest in CPNP, the Company received 750,000 shares of Suncoast's common stock and 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bear interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. Following the purchase by Suncoast of the Company's 60% equity interest in CPNP the Company owned 19.5% of Suncoast's issued and outstanding capital stock valued at $79,365, which investment is accounted for on the cost basis method, representing the Company's share of the fair value of Suncoast at the time the transaction was recorded.

In September 2004, the Company declared a dividend-in-kind to stockholders of 499,282 shares of Suncoast's common stock (see Note 11) and accordingly the investment value has been reduced to $26,455 at December 31, 2004, which is included in Other Assets in the Consolidated Balance Sheet. At December 31, 2004, the Company owned approximately 5% of Suncoast's issued and outstanding capital stock, which investment is accounted for on the cost basis method.

Sales of CPNP for all periods commencing on the date of acquisition on July 1, 2000 up to date of disposal on January 22, 2003, were $5,075,472; cumulative net losses during that period were $2,232,620. The loss includes an amount of $633,233 relating to the asset impairment, reported in 2002. Revenues of CPNP for the years ended December 31, 2003 and 2002 were $59,824 and $2,040,312, respectively; net losses for the same periods were $54,349 and $1,322,355, respectively. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:	December 31, 2004	December 31, 2003
Land	$ 538,791	$ 152,203
Buildings and improvements	2,496,536	1,513,958
Machinery and equipment	4,542,645	1,432,818
Computer software	459,557	570,001
Furniture and fixtures	253,574	195,000
	8,291,103	3,863,980
Less: accumulated depreciation	1,817,415	1,445,821
Property, plant and equipment, net	$ 6,473,688	$ 2,418,159

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $622,348, $473,593, and $387,128, respectively. During the year ended December 31, 2004, the Company retired equipment with an original cost of approximately $152,000 and accumulated depreciation of approximately $126,000.

NOTE 7 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000, was valued at the fair value of these shares at the date of the grant. This asset value was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation (see Note 10) and as such no potential offset from such litigation for these fees have been recorded. A founders' commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expire in 2005 (see Note 16).

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. As the nasal spray product has now been discontinued, no further obligations are expected to materialize in relation to this agreement.

The expenses for the respective periods relating to such agreements amounted to $2,058,965, $1,805,294, and $1,421,475, for the years ended December 31, 2004, 2003 and 2002, respectively. Amounts accrued for these expenses at December 31, 2004 and 2003 were $1,129,654 and $915,109, respectively.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2004 and 2003, apportioned between related party and other balances, are as follows:

	2004	2003
Related party balances (see Note 16)	$ 459,583	$ 456,748
Other non-related party balances	1,336,498	1,137,709
Total accrued royalties and sales commissions	$ 1,796,081	$ 1,594,457

NOTE 8 - LONG-TERM DEBT

In connection with the Company's acquisition in October 2004 (see Note 3), the Company entered into a term-loan in the amount of $3 million payable to PNC Bank, N.A. which is collateralized by mortgages on real property located in each of Lebanon and Elizabethtown, Pennsylvania. The Company can elect interest rate options at either the Prime Rate or LIBOR plus 200 basis points. The loan is payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004. The Company is in compliance with all related loan covenants. At December 31, 2004, the entire loan balance was under a six month LIBOR rate of 4.17%, maturing on March 31, 2005.

The schedule of principal payments of long-term debt is as follows:

December 31,	
2005	$ 428,571
2006	428,571
2007	428,571
2008	428,571
2009	428,571
Thereafter	750,002
	2,892,857
Less – current portion	(428,571)
	$ 2,464,286

NOTE 9 - OTHER CURRENT LIABILITIES

Included in other current liabilities are $717,038 and $458,359 related to accrued compensation at December 31, 2004 and 2003, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2004, 2003 and 2002, of $335,226, $255,078, and $236,304, respectively. The Company has approximate future obligations over the next five years as follows:

Year	Research and Development	Property and Other Leases	Advertising	Other	Total
2005	$1,100,000	$188,000	$649,000	$207,000	$2,144,000
2006	–	136,000	–	–	136,000
2007	–	64,000	–	–	64,000
2008	–	–	–	–	–
2009	–	–	–	–	–
Total	$1,100,000	$388,000	$649,000	$207,000	$2,344,000

Additional advertising and research and development costs are expected to be incurred during the remainder of 2005.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2004, 2003 and 2002 were $800,881, $880,091 and $678,454, respectively. Amounts payable under such agreement at December 31, 2004 and December 31, 2003 were $60,876 and $68,388, respectively.

The Company has several licensing and other contractual agreements, see Note 7.

TESAURO AND ELEY

In September 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections thereby narrowing Plaintiffs' Complaint. In May 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims.

Discovery has been completed and trial that was originally scheduled for May 2004 has been continued pending determination of certain dispositive pre-trial motions filed by the Company.

The Corporation believes Defendant's claims are without merit, and it is vigorously defending the claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

LITIGATION – FORMER EMPLOYEE

On April 12, 2002, the Company commenced a complaint in Equity in the Court of Common Pleas of Bucks County, PA against the former President of Darius International Inc., its wholly-owned subsidiary, following termination of such President. The allegations in the complaint include, but are not limited to, an alleged breach of fiduciary duty owed to the Company. The Company is seeking both injunctive and monetary relief. On or about May 1, 2002, the defendant filed a counterclaim requesting that the Court declare him the lawful owner of 55,000 stock options, unspecified damages relating to an alleged breach of an oral contract and for commissions allegedly owed. In addition, the Defendant requests the return of certain intellectual property used to commence and continue Darius' operations.

The Corporation believes Defendant's claims are without merit, and it is vigorously defending the counterclaims and is prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

PAIGE D. DAVISON VS. THE QUIGLEY CORPORATION

On February 26, 2004, the plaintiff filed an action against The Quigley Corporation (the "Company"), which was not served until April 5, 2004. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Among the allegations of the plaintiff are that the nasal spray was defective and unreasonably dangerous, lacked proper and adequate warnings and/or instructions, and was not fit for the purposes and uses intended.

The Company has investigated the claims and believes they are without merit. At the present time, the matter is being defended by the Company's liability insurance carrier.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

Polski vs. The Quigley Corporation

On August 12, 2004, plaintiff filed an action against The Quigley Corporation in the District Court for Hennepin County, Minnesota, which was not served until September 2, 2004. The action alleges that plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiff are negligence, products liability, alleged breach of express and implied warranties, and an alleged breach of the Minnesota Consumer Fraud Statute.

The Company has investigated the claims and believes that they are without merit. At the present time, the matter is being defended by the Company's insurance carrier.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

Angelfire, Arvin, Bell, Brown, Edwards, Hohnstein, Hoffman, Laurent, Martin, Richardson, Rigsby, Seone, Smalley, Van Benthem and Williams vs. The Quigley Corporation

On November 4, 2004, seven (7) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against The Quigley Corporation. The complaint was amended on March 11, 2005 to add an additional eight (8) plaintiffs in the action. The action alleges that plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. Among the allegations of plaintiffs are claims that The Quigley Corporation is liable to them based on alleged negligence, alleged strict products liability (failure to warn and defective design), alleged breach of express warranty, alleged breach of implied warrant, and an alleged violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other Consumer Protection Statutes.

At the present time, the matter is being defended by the Company's insurance carrier. An answer stating affirmative defenses has been filed. Pre-trial discovery is being scheduled.

The Company believes plaintiffs' claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

The Quigley Corporation vs. John C. Godfrey, et al.

This action was commenced in November 2004 in the Court of Common Pleas of Bucks County, Pennsylvania. In that action, the Company is seeking declaratory and injunctive relief against John C. Godfrey, Nancy Jane Godfrey, and Godfrey Science and Design, Inc. requesting injunctive relief regarding the COLD-EEZE® trade name and trademark; injunctive relief regarding the COLD-EEZE formulations and manufacturing methods and injunctive relief for breach of the duty of loyalty. The Company's Complaint is based in part upon the Exclusive Representation and Distribution Agreement and the Consulting Agreement (together the "Agreements") entered into between the defendants and the Company. The Company terminated the Agreements for the defendants' alleged material breaches of the Agreements. Defendants have answered the complaint and asserted counterclaims against the Company seeking remedies relative to the Agreements. The Company has moved to dismiss portions of defendant's counter-claims on the grounds that they are without merit.

The Corporation believes Defendant's claims are without merit, and it is vigorously defending the counterclaims and is prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

AXIS SPECIALTY INSURANCE CO. VS. THE QUIGLEY CORPORATION

This action, filed in January 2005 in the Federal Eastern District Court for Pennsylvania, stems from a dispute between the Company and one of its excess liability insurance carriers, who seeks a judicial declaration of its insurance coverage obligations under a policy which terminates in March 2005. The carrier's action follows a complaint by the Company filed in December 2004 with the Pennsylvania Insurance Commission, which ultimately sided with the Company in determining that the carrier failed to observe proper notification procedures when it first sought to limit, or alternatively, to insure at a substantially higher premium, its coverage obligations. This action seeks to deny insurance coverage for certain product liability claims based on occurrences prior to April 6, 2004.

The Company has filed a counterclaim requesting a declaration of insurance coverage under the insurance policy referenced above. The litigation potentially affects the amount of the Company's liability coverage for the nasal spray personal injury litigation described above.

The Company believes plaintiffs' claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

TERMINATED LEGAL PROCEEDINGS – GOLDBLUM AND WAYNE

An action was commenced on March 17, 1996 by Goldblum and Wayne in the Court of Common Pleas of Montgomery County alleging that the plaintiffs became owners of 500,000 shares each of the Company's common stock in or about 1990 and requested damages in excess of $100,000 for breach of contract and conversion. The Company vigorously defended this lawsuit through trial during January 2004 when the jury returned a unanimous verdict in favor of the Company. Plaintiffs filed a Motion for Post Trial Relief with the Court of Common Pleas of Montgomery County but failed to produce a record or file a Brief in Support of their Motion within the timelines called for by the Pennsylvania Rules of Civil Procedure. The Quigley Corporation has taken judgment on the verdict in its favor and the appeal period has expired. This action is now concluded.

NOTE 11 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2004, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2004, 2003 or 2002.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share) represented by 486,862 shares returned to treasury.

On April 9, 2002, The Quigley Corporation entered into an agreement with Forrester Financial LLC, ("Forrester") providing for Forrester to act as a financial consultant to the Company. The consulting agreement commenced as of March 7, 2002 for a term of twelve months, but may be terminated by the Company in its sole discretion at any time. As compensation for services to be provided by Forrester to the Company, the Company granted to Forrester, or its designees, warrants to purchase up to a total of 1,000,000 shares of the Company's common stock. The Company's financial statements reflect a $1,125,000 non-cash charge in 2002 resulting from the granting and exercising of these warrants. The warrants have three exercise prices, 500,000 warrants exercisable at $6.50 per share, which were exercised in May 2002 resulting in cash to the Company in the amount of $3,250,000, 250,000 warrants exercisable at $8.50 per share, and 250,000 warrants exercisable at $11.50 per share. The warrants were initially exercisable until the earlier to occur of (i) March 6, 2003 or (ii) the termination of the Consulting Agreement.

On December 7, 2002, Forrester commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester against The Quigley Corporation. This action was terminated with prejudice by Forrester as part of its Amended and Restated Warrant Agreement (the "Amended Agreement") with The Quigley Corporation on February 2, 2003 whereby certain warrants that were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50) are no longer cancelable by the Company. As an additional part of this agreement, Forrester was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share. As a result of this Amended Agreement the Company recorded a further non-cash charge of $975,000 in the fourth quarter of 2002, amounting to a total expense of $2,100,000, classified as administrative expense in the Consolidated Statement of Operations, relating to this warrant agreement in 2002.

In July 2004, the Company announced that its Board of Directors had approved a distribution-in-kind to its stockholders of approximately 500,000 shares of common stock of Suncoast Naturals, Inc. (OTCBB: SNTL), which it acquired through a sale of the Company's 60% equity interest in Caribbean Pacific Natural Products, Inc. These shares were distributed on the basis of approximately .0434 shares of Suncoast common stock for each share of the Company's common stock owned of record on September 1, 2004, with fractional shares paid in cash. As a result of the Company's dividend-in-kind to stockholders and the issuance of 499,282 shares of common stock of Suncoast in September 2004 (see Note 5), representing approximately two-thirds of its common stock ownership, the remaining 250,718 shares, owned by the Company are valued at $26,455 and such amount is included in Other Assets in the Consolidated Balance Sheet at December 31, 2004. This transaction was completed in September 2004 resulting in a dividend-in-kind distribution of $260,000 which represents the fair value of the asset transferred and is reflected as a reduction of retained earnings and a related gain on the dividend of stock of $198,786 which is reflected on the Statement of Operations.

On October 1, 2004, the Company issued 113,097 shares of its common stock to the stockholders of JoEL, Inc., in order to satisfy the common stock component of acquiring certain assets and assuming certain liabilities of JoEl, Inc. (see Note 3).

NOTE 12 - STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2001 and provides for the granting of up to three million shares to employees. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 500,000, 424,000 and 477,000 options were granted under this Plan during the years ended December 31, 2004, 2003 and 2002, respectively.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Year Ended December 31, 2004:						
Options/warrants outstanding at beginning of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Additions/deductions:						
Granted	420	9.50	80	9.50	500	9.50
Exercised	26	1.98	–	–	26	1.98
Cancelled	–	–	750	9.83	750	9.83
Options/warrants outstanding at end of period	3,880	$5.35	445	$8.64	4,325	$5.68
Options/warrants exercisable at end of period	3,880		445		4,325	
Weighted average fair value of grants		$4.46		$4.46		$4.46
Price range of options/warrants:						
Exercised	$0.81 - $ 5.19		–		$0.81 - $ 5.19	
Outstanding	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Exercisable	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Year Ended December 31, 2003:						
Options/warrants outstanding at beginning of period	3,363	$4.45	900	$8.86	4,263	$5.38
Additions/deductions:						
Granted	394	8.11	280	9.35	674	8.63
Exercised	16	0.83	35	1.00	51	0.95
Cancelled	255	5.35	30	3.25	285	5.13
Options/warrants outstanding at end of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Options/warrants exercisable at end of period	3,486		1,115		4,601	
Weighted average fair value of grants		$4.78		$1.63		$3.47
Price range of options/warrants:						
Exercised	$0.81 - $ 1.26		$0.81 - $ 1.26		$0.81 - $ 1.26	
Outstanding	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	
Exercisable	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Year Ended December 31, 2002:						
Options/warrants outstanding at beginning of period	3,009	$4.32	1,005	$6.73	4,014	$4.92
Additions/deductions:						
Granted	432	5.26	1,045	8.12	1,477	7.28
Exercised	58	1.68	800	4.72	858	4.51
Cancelled	20	9.84	350	10.00	370	10.00
Options/warrants outstanding at end of period	3,363	$4.45	900	$8.86	4,263	$5.38
Options/warrants exercisable at end of period	3,363		900		4,263	
Weighted average fair value of grants		$4.34		$0.84		$1.87
Price range of options/warrants:						
Exercised	$0.81 - $ 5.13		$1.75 - $ 6.50		$0.81 - $ 6.50	
Outstanding	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	
Exercisable	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2004:

	Employees			Non-Employees		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.81 - $ 2.50	1,606,000	3.2	$1.63	35,000	6.4	$1.00
$5.13 - $10.00	2,273,500	6.2	$7.97	410,000	4.8	$9.29
	3,879,500			445,000		

Options and warrants outstanding as of December 31, 2004, 2003 and 2002 expire from June 30, 2006 through October 26, 2014, depending upon the date of grant.

NOTE 13 – DEFINED CONTRIBUTION PLANS

During 1999, the Company implemented a 401(k) defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions and compensation. The Company's contribution cost to the plan in 2004, 2003 and 2002 was approximately $283,000, $201,000, and $179,000, respectively. The plan was amended in October 2004 to accommodate the participation of employees of Quigley Manufacturing Inc.

NOTE 14 - INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Current:			
Federal	–	–	–
State	–	–	–
	–	–	–
Deferred:			
Federal	$ 436,353	$ (660,321)	$(700,798)
State	129,453	(71,457)	133,544
	565,806	(731,778)	(567,254)
Valuation allowance	(565,806)	731,778	567,254
Total	–	–	–

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Statutory rate	$ 153,973	$ 247,834	$ (1,744,916)
State taxes net of federal benefit	85,439	(47,162)	88,139
Permanent differences and other	326,394	(932,450)	1,089,523
	565,806	(731,778)	(567,254)
Less valuation allowance	(565,806)	731,778	567,254
Total	–	–	–

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net operating loss carry-forward	$ 4,758,315	$ 5,313,829	$ 4,459,068
Consulting costs	–	–	380,250
Bad debt expense	121,588	331,849	187,992
Other	666,857	381,802	152,788
Valuation allowance	(5,546,760)	(6,027,480)	(5,180,098)
Total	–	–	–

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. Certain tax benefits for option and warrant exercises totaling $3,847,675 are deferred and will be credited to additional-paid-in-capital when existing net operating losses are used. The cumulative tax deduction attributable to options, warrants and restricted stock is $47,456,315 which resulted in the net operating loss carry-forwards that approximate $12.2 million for federal purposes, of which $3.5 million will expire in 2019, $4.0 million in 2020, $4.7 million in 2022 and $14.9 million for state purposes, of which $9.7 million will expire in 2009, $3.0 million in 2010, and $2.2 million in 2012. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 15 - EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002		
	Income	Shares	EPS	Income	Shares	EPS	Loss	Shares	EPS
Basic EPS	$ 0.5	11.5	$0.04	$0.7	11.5	$0.06	$(5.1)	10.9	$(0.47)
Dilutives:									
Options and Warrants	–	2.9		–	3.4		–	–	
Diluted EPS	$ 0.5	14.4	$0.03	$0.7	14.9	$0.05	$(5.1)	10.9	$(0.47)

Options and warrants outstanding at December 31, 2004, 2003 and 2002 were 4,324,500, 4,601,000 and 4,262,500, respectively, but were not included in the 2002 computation of diluted earnings per share because the effect was anti-dilutive. Stock options and warrants with exercise prices above average market price in the amount of 1,481,500, 2,155,500 and 1,683,500 shares for the years ended December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted earnings per share as they are anti-dilutive. In addition, stock options and warrants with exercise prices below average market price in the amount of 2,579,000 for the year ended December 31, 2002 were not included in the computation of diluted earnings per share as they were anti-dilutive as a result of net losses for the period.

NOTE 16 - RELATED PARTY TRANSACTIONS

An agreement between the Company and the founders, Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, are to share a total commission of five percent (5%), on sales collected, less certain deductions until the expiration of this agreement on May 31, 2005. For the years ended December 31, 2004, 2003 and 2002, amounts of $1,043,346, $889,340 and $692,766, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2004 and 2003 were $459,583 and $456,748, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $369,000, $369,000 and $309,493 have been paid to a related entity during 2004, 2003 and 2002, respectively to assist with the regulatory aspects of obtaining such licenses.

The Company has sales brokerage and other arrangements with entities whose major stockholders are also stockholders of The Quigley Corporation, or are related to a major stockholder, officer and director of the Company. Commissions and other items expensed under such arrangements for the years ended December 31, 2004, 2003 and 2002 were zero, zero and $36,979, and are included in sales and marketing, and administration expense classifications in the Consolidated Statements of Operations. There were no amounts payable under such agreements at December 31, 2004 and 2003.

NOTE 17 - SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company had divided its operations into four reportable segments as follows: The Quigley Corporation (Cold-Remedy), whose main product is COLD-EEZE, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness), whose business is the sale and direct marketing of a range of health and wellness products; Quigley Manufacturing (Contract Manufacturing), which is the production facility for the COLD-EEZE lozenge product and also performs contract manufacturing services for third party customers, and Pharma, (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

As discussed in Note 5 - Discontinued Operations, the Company disposed of its Sun-care and Skincare segment.

Financial information relating to 2004, 2003 and 2002 continuing operations by business segment follows:

As of and for the twelve months ended December 31, 2004	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$22,834,249	$17,484,246	$ 752,355	–	–	$41,070,850
Customers-international	–	2,877,145	–	–	–	2,877,145
Inter-segment	–	–	1,975,779	–	$ (1,975,779)	–
Segment operating profit (loss)	1,618,534	1,509,001	406,811	$(3,056,757)	(295,602)	181,987
Depreciation	340,828	168,696	112,824	–	–	622,348
Capital expenditures	250,246	32,569	4,388,153	–	–	4,670,968
Total assets	$31,236,129	$ 6,143,769	$6,806,026	–	$(12,656,168)	$31,529,756

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year of 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

As of and for the twelve months ended December 31, 2003	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$20,474,969	$19,801,759	–	–	–	$40,276,728
Customers-international	–	1,222,435	–	–	–	1,222,435
Segment operating profit (loss)	1,699,378	1,791,454	–	$(2,855,294)	–	635,538
Depreciation	318,419	155,174	–	–	–	473,593
Capital expenditures	414,129	140,887	–	–	–	555,016
Total assets	$24,892,338	$ 3,881,970	–	–	$(2,504,549)	$26,269,759

As of and for the twelve months ended December 31, 2002	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$14,199,833	$15,220,813	–	–	–	$29,420,646
Customers-international	–	–	–	–	–	–
Segment operating profit (loss)	(4,839,359)	1,103,610	–	$(1,604,753)	$ 56,086	(5,284,416)
Depreciation	262,724	124,404	–	–	–	387,128
Capital expenditures	290,983	289,878	–	–	–	580,861
Total assets	$26,223,476	$ 1,401,867	–	–	$(2,690,387)	$24,934,956

NOTE 18 - QUARTERLY INFORMATION (UNAUDITED)

2004	Quarter Ended March 31,	June 30,	September 30,	December 31,
Net Sales	$ 9,605,617	$ 6,901,182	$ 9,690,858	$ 17,750,338
Gross Profit	4,520,243	2,776,882	3,800,112	9,277,632
Administration	2,750,499	2,054,741	2,313,609	2,701,099
Operating expenses	5,320,567	3,710,062	3,856,503	7,305,750
Income (loss) from operations	(800,324)	(933,180)	(56,391)	1,971,882
Income (loss) from continuing operations	(781,631)	(912,477)	177,376	1,969,594
Net Income (loss)	$ (781,631)	$ (912,477)	$ 177,376	$ 1,969,594
Basic EPS				
Income (loss) from continuing operations	$ (0.07)	$ (0.08)	$ 0.02	$ 0.17
Net Income (loss)	$ (0.07)	$ (0.08)	$ 0.02	$ 0.17
Diluted EPS				
Income (loss) from continuing operations	$ (0.07)	$ (0.08)	$ 0.01	$ 0.13
Net Income (loss)	$ (0.07)	$ (0.08)	$ 0.01	$ 0.13

2003	Quarter Ended March 31,	June 30,	September 30,	December 31,
Net Sales	$ 8,191,092	$ 7,004,580	$ 9,912,227	$ 16,391,264
Gross Profit	3,694,110	2,765,589	4,487,847	9,063,854
Administration	2,441,720	2,311,887	2,046,915	3,043,324
Operating expenses	4,616,219	3,849,747	4,372,646	6,537,250
Income (loss) from operations	(922,109)	(1,084,158)	115,201	2,526,604
Income (loss) from continuing operations	(892,212)	(1,055,141)	134,129	2,542,147
Net Income (loss)	$ (946,561)	$(1,055,141)	$ 134,129	$ 2,542,147
Basic EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Net Income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Diluted EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17
Net Income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

As of and for the three months ended December 31, 2004	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$12,151,638	$ 4,247,088	$ 752,355	–	–	$17,151,081
Customers-international	–	599,257	–	–	–	599,257
Inter-segment	–	–	1,975,779	–	$ (1,975,779)	–
Segment operating profit (loss)	2,491,935	187,979	406,811	$ (819,241)	(295,602)	1,971,882
Depreciation	90,102	41,157	112,824	–	–	244,083
Capital expenditures	$ 130,716	$ 6,403	$4,388,153	–	$ 202	$ 4,525,474

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year of 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

As of and for the three months ended December 31, 2003	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$11,040,653	$4,825,566	–	–	–	$15,866,219
Customers-international	–	525,045	–	–	–	525,045
Segment operating profit (loss)	3,239,960	54,325	–	$(767,681)	–	2,526,604
Depreciation	83,349	41,504	–	–	–	124,853
Capital expenditures	$ 98,476	$ 46,432	–	–	–	$ 144,908

As of and for the three months ended December 31, 2002	Cold Remedy	Health and Wellness	Contract Manufacturing	Ethical Pharmaceutical	Corporate & Other	Total
Revenues						
Customers-domestic	$ 6,782,664	$4,616,637	–	–	–	$11,399,301
Customers-international	–	–	–	–	–	–
Segment operating profit (loss)	(1,020,196)	172,362	–	$(485,590)	$15,470	(1,317,954)
Depreciation	72,091	40,811	–	–	–	112,902
Capital expenditures	$ 119,432	$ 28,921	–	–	–	$ 148,353

Market for Registrant's Common Equity,

Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's Common Stock, $.0005 par value, is currently traded on The NASDAQ National Market under the trading symbol "QGLY." The price set forth in the following table represents the high and low bid prices for the Company's common stock.

	Common Stock			
	2004		2003	
Quarter Ended	High	Low	High	Low
March 31	$ 10.89	$ 8.50	$ 7.76	$ 4.71
June 30	$ 10.29	$ 6.92	$ 8.22	$ 5.39
September 30	$ 9.94	$ 7.35	$ 10.51	$ 6.75
December 31	$ 9.92	$ 7.56	$ 11.12	$ 7.32

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on The NASDAQ National Market and consequently stock prices are available daily as generated by The NASDAQ National Market established quotation system.

Holders

As of December 31, 2004, there were approximately 350 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

Dividends

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity. In September 2004, the Company declared a dividend-in-kind of an aggregate 499,282 shares of Suncoast's common stock to its stockholders.

Sales of Unregistered Securities to JoEl, Inc.

In connection with the closing of the Company's acquisition of certain assets and assumption of certain liabilities of JoEl, Inc. on October 1, 2004, the Company issued an aggregate of 113,097 unregistered shares of its Common Stock as part of the purchase price to the shareholders of JoEl, Inc. pursuant to an asset purchase and sale agreement by and between JoEl, Inc. and the Company dated as of August 18, 2004. The issuance of the 113,097 shares was deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

SELECTED
Financial Data

The following table sets forth the selected financial data of the Company for and at the end of the years ended December 31, 2004, 2003, 2002, 2001 and 2000.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and notes thereto appearing elsewhere herein.

(Amounts in thousands, except per share data)	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Statement of Income Data:					
Net sales	$ 43,948	$ 41,499	$ 29,272	$ 21,226	$ 15,527
Total revenue	43,948	41,499	29,421	22,772	15,527
Gross profit	20,375	20,011	12,212	12,551	9,411
Income (loss) - continuing operations	453	729	(5,132)	934	(5,059)
Loss - discontinued operations (1)	–	(54)	(1,322)	(718)	(137)
Net income (loss)	453	675	(6,454)	216	(5,196)
Basic earnings (loss) per share:					
Continuing operations	$ 0.04	$ 0.06	$ (0.47)	$ 0.09	$ (0.48)
Discontinued operations	–	–	$ (0.12)	$ (0.07)	$ (0.01)
Net income (loss)	$ 0.04	$ 0.06	$ (0.59)	$ 0.02	$ (0.49)
Diluted earnings (loss) per share:					
Continuing operations	$ 0.03	$ 0.05	$ (0.47)	$ 0.09	$ (0.48)
Discontinued operations	–	–	$ (0.12)	$ (0.07)	$ (0.01)
Net income (loss)	$ 0.03	$ 0.05	$ (0.59)	$ 0.02	$ (0.49)
Weighted average shares outstanding:					
Basic	11,541	11,467	10,894	10,675	10,551
Diluted	14,449	14,910	10,894	10,751	10,551

	As of December 31, 2004	As of December 31, 2003	As of December 31, 2002	As of December 31, 2001	As of December 31, 2000
Balance Sheet Data:					
Working capital	$ 17,853	$ 18,257	$ 16,662	$ 18,626	$ 18,622
Total assets	31,530	26,270	24,935	24,756	26,056
Debt	2,893	–	–	–	–
Stockholders' equity	$ 21,902	$ 20,787	$ 19,121	$ 21,200	$ 20,971

(1) In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President of TOTormey, Inc.

SUBSIDIARIES OF THE QUIGLEY CORPORATION

Subsidiaries	State or other Jurisdiction of Incorporation
Darius International Inc.	Delaware
Innerlight Inc.	Delaware
Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

All of the above subsidiaries are owned 100% by The Quigley Corporation and are included in the consolidated financial statements for the year ended December 31, 2004.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1111

Investors seeking additional information about the Company may call or write to:

G.S. Schwartz & Co. Inc.
470 Park Avenue South
10th Floor
New York, NY 10016
Telephone: 212-725-4500

Stock Exchange Listing
NASDAQ National Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Amper, Politziner & Mattia, P.C.
Edison, NJ 08818

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome Rosenzweig & Wolosky LLP
New York, NY 10022

DESIGN: MEASE COMMUNICATIONS

THE QUIGLEY CORPORATION

KELLS BUILDING
621 SHADY RETREAT ROAD
PO BOX 1349
DOYLESTOWN, PA 18901
PHONE 215.345.0919
WWW.QUIGLEYCO.COM